United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention:  Sean Donahue

January 10, 2008

Re:         Flex Fuels Energy, Inc.
Registration Statement on Form SB-2
December 20, 2007
File No. 333-147211

Form 10-KSB/A for Fiscal ‘Year Ended December 31, 2006
Forms 10-QSB for Fiscal Quarters Ended
March 31, 2007, June 30, 2007, and September 30, 2007
File No. 0-52601

Ladies and Gentlemen:

The following responses address the comments of the SEC staff (the “Staff”) as set forth in its letter dated January 8, 2008 (the “Comment Letter”) relating to the Registration Statement on Form SB-2 (the “Registration Statement”) of Flex Fuels Energy Inc. (“Flex” or the "Company") and the Company’s Form 10-KSB/A for the Fiscal Year ended December 31, 2006, Forms 10-QSB for Fiscal Quarters ended March 31, 2007, June 30, 2007, and September 30, 2007.  On behalf of the Company, we respond as set forth below.

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.

Form SB-2

The Requirements of Being Public Company, page 15

1.          We note your response to comment one and reissue it in part. Please discuss the amount of time and resources you have spent to remediate your prior material weaknesses with respect to disclosure controls and procedures and internal controls over financial reporting. In this regard, we note that you expended the sum of $60,000 in connection with the re-audit of your historical financial statements.

Response to No. 1

The Company has further revised its Risk Factor of Amendment No. 1 to its Registration Statement on Form SB-2 in accordance with the Commission’s comment.

Signatures, page 103

2.          We note your response to comment two and reissue this comment. Please provide the signature of the Principal Accounting Officer.

Response to  No. 2

The Company has further revised its Signatures of Amendment No. 1 to its Registration Statement on Form SB-2 in accordance with the Commission’s comment.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2006

Risk Factors

Our Management Team consists of One Member, Mr. James Laird, page 17

3.          We note your response to comment 3 and reissue it in part. Please revise this risk factor to discuss the required restatements to your financial statements.

Response to No. 3

The Company has further revised its Risk Factor section of Amendment No.3 to its Form 10-KSB/A for the fiscal year Ended December 31, 2006 in accordance with the Commission’s comment.

Form l0-KSB/A for the Fiscal Year Ended December 31, 2006
Form l0-QSB/A for the Quarter Ended March 31, 2007
Form l0-QSB for the Quarter Ended June 30. 2007
Form l0-QSB for the Quarter Ended September 30, 2007

Controls and Procedures, page 30

4.          We note your disclosure that “except as disclosed above, there were no changes in the Company’s internal control over financial reporting during the period covered by this [Report] ... that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.” Revise your annual and quarterly reports to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during the year that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Response to No. 4

The Company has further revised its Controls and Procedures section of Amendment No.3 to its Form 10-KSB/A for the fiscal year Ended December 31, 2006 in accordance with the Commission’s comment, and the company has additionally further revised its Forms 10-QSB for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007 in accordance with the Commission’s comments.

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Please do not hesitate to contact the undersigned at 212-930-9700 if you have any questions or comments.  Thank you.

Very truly yours,

/s/ Richard A. Friedman

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